As filed with the Securities and Exchange Commission on September 5, 2003
Registration No. 333-106667

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Cypress Semiconductor Corporation

(Exact name of Registrant as specified in its charter)

Delaware	94-2885898
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
3901 North First Street
San Jose, California 95134-1599
(408) 943-2600
(Address, including zip code, and telephone number, including area code, of
Registrant’s principal executive offices)

T.J. RODGERS

President and Chief Executive Officer
CYPRESS SEMICONDUCTOR CORPORATION
3901 North First Street
San Jose, California 95134-1599
(408) 943-2600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John A. Fore, Esq.
Kathleen D. Rothman, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Securities	Amount to be	Offering Price Per	Aggregate Offering	Amount of
to be Registered	Registered	Share (1)	Price	Registration Fee

1.25% Convertible Subordinated Plus Cash NotesSM due June 15, 2008	$600,000,000	100%	$600,000,000	$48,540(2)

Common Stock, $0.01 par value	48,552,517(3)	(3)	(3)	(4)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933.

(2) Previously paid.

(3)	Includes 33,103,200 shares of common stock issuable upon conversion of the notes at the initial conversion rate of approximately 55.172 shares of our common stock for each $1,000 principal amount of notes and a maximum of 15,449,317 shares of our common stock (assuming that the registrant pays all of the $300 payable upon conversion of the notes in common stock instead of cash and that the common stock issued upon such conversion is valued at $11.651 per share). The number of shares issuable for the $300 of each principal amount of notes could be substantially less than this maximum and is dependent upon the price of the registrant’s common stock. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(4)	Pursuant to Rule 457(i) under the Securities Act, there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED September 5, 2003

CYPRESS SEMICONDUCTOR CORPORATION

$600,000,000

(aggregate principal amount)

1.25% Convertible Subordinated Plus Cash NotesSM due June 15, 2008 and

the Common Stock Issuable Upon Conversion of the Notes

      We issued the notes in a private placement in June 2003. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering.

      The notes are issued only in denominations of $1,000 and integral multiples of $1,000 and mature on June 15, 2008. You may convert your notes into 55.172 shares of our common stock, subject to certain adjustments, plus $300 of cash. We may, at our option, pay the $300 in shares of our common stock, subject to certain conditions.

      We will pay interest on the notes on June 15 and December 15 of each year, beginning December 15, 2003. The notes are subordinated.

      We may redeem the notes at the times and at the prices specified in this prospectus. In the event of a change in control, you may require us to repurchase any notes held by you.

      The notes are not listed on any securities exchange or included in any automated quotation system. The notes are eligible for trading on The PORTAL Market. Our common stock is listed on the New York Stock Exchange under the symbol “CY.” On September 4, 2003, the last reported sale price for our common stock as reported by the New York Stock Exchange Composite Tape was $17.96 per share.

      Investing in the securities involves a high degree of risk. See “Risk Factors” beginning on page 4.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                    , 2003

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
SUMMARY
THE OFFERING
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DESCRIPTION OF THE NOTES
DESCRIPTION OF CAPITAL STOCK
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
SIGNATURES
EXHIBIT INDEX
EXHIBIT 23.1

      You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the documents.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by us with the Securities and Exchange Commission, or the “SEC,” are incorporated by reference into, and are attached to and made part of, this prospectus:

•	the description of our common stock contained in our registration statement on Form 8-A dated August 30, 1988 filed pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating any such description;

•	our Annual Report on Form 10-K for the fiscal year ended December 29, 2002, including the information incorporated by reference from our definitive proxy statement relating to our 2003 annual meeting of stockholders;

      • our Quarterly Report on Form 10-Q and Form 10-Q/ A for the fiscal quarter ended March 30, 2003;

      • our Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003; and

      • our current report on Form 8-K, filed on May 29, 2003.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following:

Cypress Semiconductor Corporation
3901 North First Street
San Jose, California 95134
(408) 943-2600
Attn: Chief Financial Officer

      We are also incorporating by reference all documents filed with the SEC by us pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date hereof and prior to termination of the offering made hereby. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

      Our common stock is quoted on the New York Stock Exchange. You may inspect reports and other information concerning us at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

ii

SUMMARY

      Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus and documents incorporated by reference before making an investment decision. Documents incorporated by reference form an integral part of this prospectus. Prospective investors should consider carefully the information set forth in this prospectus under the heading “Risk Factors.” When used in this prospectus, unless the context otherwise requires, the terms “Cypress,” “we,” “us” and “our” refer to Cypress Semiconductor Corporation and its consolidated subsidiaries.

Cypress Semiconductor Corporation

      We design, develop, manufacture and market a broad line of high-performance digital and mixed-signal integrated circuits for a range of markets, including data communications, telecommunications, computing, consumer and instrumentation systems. We have four product lines organized into two business segments — Memory and Non-memory. Our product divisions — Memory, Datacom, Timing Technology and Personal Communication — are the core internal reporting entities. In addition, we view our product offerings by market segment in order to enhance our focus on serving end markets. These market segments include the Wide Area Networks and Storage Area Networks which focus on networking applications, Wireless Infrastructure and Wireless Terminal which focus on wireless connectivity, and Computation and Consumer which focuses on personal computers, gaming and video applications. Four of our subsidiaries that are engaged in emerging technologies and related market development constitute a separate segment called Cypress Subsidiaries.

      In recent years, we have shifted our focus from the design and manufacture of commodity-type products — with a significant exposure to fluctuations in supply and demand, average selling price and gross margin — to the development of higher-margin, proprietary products, which tend to be more resistant to market volatility and trends. We have developed higher-value products in both our Memory and Non-memory businesses.

      In our Memory business, we offer a broad selection of static random access memory, or SRAM, products, including high-speed synchronous SRAMs, high-performance micropower SRAMs and fast asynchronous SRAMs. SRAM is used for storage and retrieval of data in data communication, telecommunication, computation, consumer, automotive, and other electronic systems. The overall SRAM market is characterized by the need for many different densities (number of bits per memory circuit), organizations (number of bits available to the user in a single access of the RAM), performance (number of bits transferred per cycle) and levels of power consumption (low power and ultra-low-power devices are required for portable battery operated equipment).

      Non-memory products include a variety of devices that serve the networking, telecommunications, computation, and consumer markets. Our Non-memory portfolio includes physical-layer devices, framers and network search engines for datacommunications linecards, along with a broad selection of clocks, Universal Serial Bus controllers, specialty memories, optical products, mixed-signal arrays with embedded microcontroller capabilities and programmable-logic devices.

      Cypress was incorporated in California in December 1982. The initial public offering of our common stock occurred in May 1986, at which time our common stock commenced trading on The Nasdaq National Market. In February 1987, we reincorporated in Delaware and on October 17, 1988 listed our common stock on the New York Stock Exchange.

THE OFFERING

      The following is a brief summary of some of the terms of the Notes offered for resale in this prospectus. For a more complete description of the terms of the Notes, see the section entitled “Description of the Notes” in this prospectus.

Securities Offered	$600,000,000 principal amount of 1.25% Convertible Subordinated Plus Cash NotesSM due June 15, 2008.

Interest	The notes bear interest at an annual rate of 1.25%. Interest is payable on June 15 and December 15 of each year, beginning December 15, 2003.

Maturity Date	June 15, 2008.

Conversion Rights	You may convert your notes at any time prior to maturity (unless previously redeemed, repurchased, or your right to convert terminates as described below in “Termination of Conversion Rights”) into 55.172 shares of our common stock, subject to certain adjustments, plus $300 of cash. We may, at our option, pay the $300 in shares of our common stock, subject to certain conditions.

Termination of Conversion Rights	At any time prior to maturity, we may elect to terminate your conversion rights upon 20 days’ notice if the closing sale price of our common stock exceeds $21.75 (subject to certain adjustments) for 20 out of 30 consecutive trading days ending within five trading days of our issuing a notice of termination of conversion rights to the holders. If we issue a notice of termination of the conversion rights prior to June 20, 2006, we will pay additional interest in an amount equal to three years of interest, less any interest actually paid prior to the conversion date, to holders who convert their notes.

Optional Redemption	We may redeem some or all of the notes at any time on or after June 20, 2006 at 100% of the principal amount, plus accrued interest to, but excluding, the redemption date.

Repurchase at the Option of Holders Upon a Change in Control	Upon a change in control (as defined in the indenture), you may require us to repurchase your notes at 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding, the repurchase date.

Subordination	The notes are unsecured general obligations of Cypress. The notes are subordinated in right of payment to all existing and future senior indebtedness and structurally subordinated to the indebtedness and other liabilities of our subsidiaries. As of June 29, 2003, we had approximately $103.5 million of senior indebtedness and our subsidiaries had approximately $65.2 million of outstanding indebtedness and other liabilities, excluding intercompany liabilities. We are not prohibited from incurring senior indebtedness or other debt under the indenture.

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes may be converted.

Trading	The notes are eligible for trading in the PORTAL Market. Our common stock is quoted on the New York Stock Exchange under the symbol “CY.”

RISK FACTORS

      Before you invest in the notes, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase the notes. The risks set out below are not the only risks we face.

      If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of the notes and our common stock could decline, and you may lose all or part of your investment.

      Keep these risk factors in mind when you read “forward-looking” statements elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. These are statements that relate to our expectations for future events and time periods. Generally, the words, “anticipate,” “believe,” “expect,” “intend” and similar expressions identify forward-looking statements. Forward- looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

Risks Related to Our Business

We are exposed to the risks associated with the slowdown in the U.S. and worldwide economy.

      Among other factors, concerns about inflation, decreased consumer confidence and spending and reduced corporate profits and capital spending have resulted in a downturn in the U.S. economy generally and in the semiconductor industry in particular. As a result of the downturn, our volumes initially declined and were followed by significant reductions in our average selling prices. We expect continued pressure on average selling prices in the future. As a consequence of the continued economic downturn in fiscal 2002, during the fourth quarter of fiscal 2002 we announced a restructuring plan that resized our manufacturing facilities, and reduced our workforce and combined facilities, referred to as the Fiscal 2002 Restructuring Plan. In the first quarter of fiscal 2003 we took an additional charge for personnel related to the Fiscal 2002 Restructuring Plan. In fiscal 2002, we recorded a charge for the impairment of goodwill and intangibles related to our subsidiary Silicon Light Machines as well as the impairment of certain other investments in development stage companies. If the adverse economic conditions continue or worsen, additional restructuring of operations may be required, and our business, financial condition and results of operations may be seriously harmed.

We face periods of industry-wide semiconductor over-supply that harm our results.

      The semiconductor industry has historically been characterized by wide fluctuations in the demand for, and supply of, semiconductors. These fluctuations have helped produce many occasions when supply and demand for semiconductors have not been in balance. In the past, these industry-wide fluctuations in demand, which have resulted in under-utilization of our manufacturing capacity, have seriously harmed our operating results. In some cases, industry downturns with these characteristics have lasted more than a year. Prior experience has shown that restructuring of the operations, resulting in significant restructuring charges, may become necessary if an industry downturn persists. In response to the current significant downturn, we restructured our manufacturing operations and administrative areas in the third quarter of 2001 and the fourth quarter of fiscal 2002 to increase cost efficiency while still maintaining an infrastructure that will enable us to grow when sustainable economic recovery begins. When these cycles occur, however, they will likely seriously harm our business, financial condition and results of operations and we may need to take further action to respond to them.

Our future operating results are likely to fluctuate and therefore may fail to meet expectations.

      Our operating results have varied widely in the past and may continue to fluctuate in the future. In addition, our operating results may not follow any past trends. Our future operating results will depend on many factors and may fluctuate and fail to meet our expectations or those of others for a variety of reasons, including the following:

•	the intense competitive pricing pressure to which our products are subject, which can lead to rapid and unexpected declines in average selling prices;

•	the complexity of our manufacturing processes and the sensitivity of our production costs to declines in manufacturing yields, which make yield problems both possible and costly when they occur; and

•	the need for constant, rapid, new product introductions which present an ongoing design and manufacturing challenge, which can be significantly impacted by even relatively minor errors, and which may result in products never achieving expected market demand.

      As a result of these or other factors, we could fail to achieve our expectations as to future revenues, gross profit and income from operations. Any downward fluctuation or failure to meet expectations will likely adversely affect the value of your investment in Cypress.

      In addition, because we recognize revenues from sales to certain distributors only when these distributors make a sale to customers, we are highly dependent on the accuracy of their resale estimates. The occurrence of inaccurate estimates also contributes to the difficulty in predicting our quarterly revenue and results of operations and we can fail to meet expectations if we are not accurate in our estimates.

Our financial results could be seriously harmed if the markets in which we sell our products do not grow.

      Our continued success depends in large part on the continued growth of various electronics industries that use our semiconductors, including the following industries:

•	networking equipment;

•	wireless telecommunications equipment;

•	computers and computer-related peripherals; and

•	consumer electronics, automotive electronics and industrial controls.

      Many of our products are incorporated into data communications and telecommunications end products. Any reduction in the growth of, or decline in the demand for, networking applications, mass storage, telecommunications, cellular base stations, cellular handsets and other personal communication devices that incorporate our products could seriously harm our business, financial condition and results of operations. In addition, certain of our products, including Universal Serial Bus microcontrollers and high-frequency clocks, are incorporated into computer and computer-related products, which have historically and may in the future experience significant fluctuations in demand. We may also be seriously harmed by slower growth in the other markets in which we sell our products.

We are affected by a general pattern of product price decline and fluctuations, which can harm our business.

      Even in the absence of an industry downturn, the average selling prices of our products have historically decreased during the products’ lives, and we expect this trend to continue. In order to offset selling price decreases, we attempt to decrease the manufacturing costs of our products, and to introduce new, higher priced products that incorporate advanced features. If these efforts are not successful or do not occur in a timely manner, or if our newly introduced products do not gain market acceptance, our business, financial condition and results of operations could be seriously harmed.

      In addition to following the general pattern of decreasing average selling prices, the selling prices for certain products, particularly commodity products, fluctuate significantly with real and perceived changes in the balance of supply and demand for these products. In the event we are unable to decrease per unit manufacturing costs at a rate equal to or faster than the rate at which selling prices continue to decline, our business, financial condition and results of operations will be seriously harmed. Furthermore, we expect our competitors to invest in new manufacturing capacity and achieve significant manufacturing yield improvements in the future. These developments could dramatically increase the worldwide supply of competitive products and result in further downward pressure on prices.

We may be unable to protect our intellectual property rights adequately, and may face significant expenses as a result of ongoing or future litigation.

      Protection of our intellectual property rights is essential to keep others from copying the innovations that are central to our existing and future products. Consequently, we may become involved in litigation to enforce our patents or other intellectual property rights, to protect our trade secrets and know-how, to determine the validity or scope of the proprietary rights of others, or to defend against claims of invalidity. This type of litigation can be expensive, regardless of whether we win or lose.

      We are now and may again become involved in litigation relating to alleged infringement by us of others’ patents or other intellectual property rights. This type of litigation is frequently expensive to both the winning party and the losing party and could take up significant amounts of management’s time and attention. In addition, if we lose such a lawsuit, a court could require us to pay substantial damages and/or royalties or prohibit us from using essential technologies. For these and other reasons, this type of litigation could seriously harm our business, financial condition and results of operations. Also, although in certain instances we may seek to obtain a license under a third party’s intellectual property rights in order to bring an end to certain claims or actions asserted against us, we may not be able to obtain such a license on reasonable terms or at all.

      For a variety of reasons, we have entered into technology license agreements with third parties that give those parties the right to use patents and other technology developed by us, and that give us the right to use patents and other technology developed by them. We anticipate that we will continue to enter into these kinds of licensing arrangements in the future. It is possible however, that licenses we want will not be available to us on commercially reasonable terms or at all. If we lose existing licenses to key technology, or are unable to enter into new licenses that we deem important, our business, financial condition and results of operations could be seriously harmed.

      It is critical to our success that we be able to prevent competitors from copying our innovations. We therefore intend to continue to seek patent, trade secret and mask work protection for our semiconductor manufacturing technologies. The process of seeking patent protection can be long and expensive, and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. Furthermore, others may develop technologies that are similar or superior to our technology or design around the patents we own.

      We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, these parties may breach these agreements, and we may not have adequate remedies for any breach. Also, others may come to know about or determine our trade secrets through a variety of methods. In addition, the laws of certain countries in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of the United States.

Our financial results could be adversely impacted if we fail to develop, introduce and sell new products or fail to develop and implement new manufacturing technologies.

      Like many semiconductor companies, which frequently operate in a highly competitive, quickly changing environment marked by rapid obsolescence of existing products, our future success depends on our ability to develop and introduce new products that customers choose to buy. We introduce significant numbers of products each year, which are an important source of revenue for us. If we fail to introduce new product designs in a timely manner or are unable to manufacture products according to the requirements of these designs, or if our customers do not successfully introduce new systems or products incorporating ours, or market demand for our new products does not exist as anticipated, our business, financial condition and results of operations could be seriously harmed.

      For us and many other semiconductor companies, introduction of new products is a major manufacturing challenge. The new products the market requires tend to be increasingly complex, incorporating more functions and operating at faster speeds than prior products. Increasing complexity generally requires smaller features on a chip. This makes manufacturing new generations of products substantially more difficult than prior generations. Ultimately, whether we can successfully introduce these and other new products depends on our ability to develop and implement new ways of manufacturing semiconductors. If we are unable to design, develop, manufacture, market and sell new products successfully, our business, financial condition and results of operations would be seriously harmed.

Our ability to meet our cash requirements depends on a number of factors, many of which are beyond our control.

      Our ability to meet our cash requirements (including our debt service obligations) is dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. We cannot assure that our business will generate sufficient cash flows from operations to fund our cash requirements. If we are unable to meet our cash requirements from operations, we would be required to fund these cash requirements by alternative financings. The degree to which we may be leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes, could make us more vulnerable to industry downturns and competitive pressures, or could limit our flexibility in planning for, or reacting to, changes and opportunities in our industry, which may place us at a competitive disadvantage compared to our competitors. There can be no assurance that we will be able to obtain alternative financing, that any such financing would be on acceptable terms, or that we will be permitted to do so under the terms of our existing financing arrangements. In the absence of such financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations or fund required capital expenditures or increased working capital requirements may be adversely affected.

Interruptions in the availability of raw materials can seriously harm our financial performance.

      Our semiconductor manufacturing operations require raw materials that must meet exacting standards. We generally have more than one source available for these materials, but for certain of our products there are only a limited number of suppliers capable of delivering the raw materials that meet our standards. If we need to use other companies as suppliers, they must go through a qualification process, which can be difficult and lengthy. In addition, for certain of our products the raw materials we need for our business could become scarcer as worldwide demand for semiconductors increases. Interruption of our sources of raw materials could seriously harm our business, financial condition and results of operations.

Problems in the performance of other companies we hire to perform certain manufacturing tasks can seriously harm our financial performance.

      A high percentage of our products are assembled, packaged and tested at our manufacturing facility located in the Philippines. We rely on independent subcontractors to assemble, package and test the balance of our products. This reliance involves certain risks, because we have less control over manufacturing quality and delivery schedules, whether these companies have adequate capacity to meet our needs and whether or not they discontinue or phase-out assembly processes we require. We cannot be certain that these subcontractors will continue to assemble, package and test products for us, and it might be difficult for us to find alternatives if they do not do so.

The complex nature of our manufacturing activities makes us highly susceptible to manufacturing problems and these problems can have substantial negative impact on us when they occur.

      Making semiconductors is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Even very small impurities in our manufacturing materials, difficulties in the wafer fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous chips on each wafer to be nonfunctional. We may experience problems in achieving an acceptable success rate in the manufacture of wafers, and the likelihood of facing such difficulties is higher in connection with the transition to new manufacturing methods. The interruption of wafer fabrication or the failure to achieve acceptable manufacturing yields at any of our facilities would seriously harm our business, financial condition and results of operations. We may also experience manufacturing problems in our assembly and test operations and in the introduction of new packaging materials.

We may not be able to use all of our existing or future manufacturing capacity, which can negatively impact our business.

      We have in the past spent, and spend, significant amounts of money to upgrade and increase our wafer fabrication, assembly and test manufacturing capability and capacity. If we do not need some of this capacity and capability for any of a variety of reasons, including inadequate demand or a significant shift in the mix of product orders that makes our existing capacity and capability inadequate or in excess of our actual needs, our fixed costs per semiconductor produced will increase, which will harm our business, financial condition and results of operations. In addition, if the need for more advanced products requires accelerated conversion to technologies capable of manufacturing semiconductors having smaller features, or requires the use of larger wafers, we are likely to face higher operating expenses and may need to write-off capital equipment made obsolete by the technology conversion, either of which could seriously harm our business, financial condition and results of operations. For example, in response to various downturns and changes in our business, we have not been able to use all of our existing equipment and we have restructured our operations. These restructurings have resulted in material charges, which have negatively affected our business. If the downturn continues, we could incur additional restructuring charges, which could further negatively affect our business.

Our operations and financial results could be severely harmed by certain natural disasters.

      Our headquarters, some manufacturing facilities and some of our major vendors’ facilities are located near major earthquake faults. We have not been able to maintain earthquake insurance coverage at reasonable costs. Instead, we rely on self-insurance and preventative/safety measures. If a major earthquake or other natural disaster occurs, we may need to spend significant amounts to repair or replace our facilities and equipment and we could suffer damages that could seriously harm our business, financial condition and results of operations.

Our business, financial condition and results of operations will be seriously harmed if we fail to compete successfully in our highly competitive industry and markets.

      The semiconductor industry is intensely competitive. This intense competition results in a difficult operating environment for us and most other semiconductor companies that is marked by erosion of average selling prices over the lives of each product, rapid technological change, limited product life cycles and strong domestic and foreign competition in many markets. A primary cause of this highly competitive environment is the strength of our competitors. The industry consists of major domestic and international semiconductor companies, many of which have substantially greater financial, technical, marketing, distribution and other resources than we do. We face competition from other domestic and foreign high-performance integrated circuit manufacturers, many of which have advanced technological capabilities and have increased their participation in markets that are important to us.

      Our ability to compete successfully in the rapidly evolving high performance portion of the semiconductor technology industry depends on many factors, including:

•	our success in developing new products and manufacturing technologies;

•	the quality and price of our products;

•	the diversity of our product line;

•	the cost effectiveness of our design, development, manufacturing and marketing efforts;

•	our customer service;

•	our customer satisfaction;

•	the pace at which customers incorporate our products into their systems;

•	the number and nature of our competitors and general economic conditions; and

•	our access to and the availability of capital.

      Although we believe we currently compete effectively in the above areas to the extent they are within our control, given the pace of change in the industry, our current abilities are not a guarantee of future success. If we are unable to compete successfully in this environment, our business, financial condition and results of operations will be seriously harmed.

We must build semiconductors based on our forecasts of demand, and if our forecasts are inaccurate, we may have large amounts of unsold products or we may not be able to fill all orders.

      We order materials and build semiconductors based primarily on our internal forecasts, and secondarily on existing orders, which may be cancelled under many circumstances. Consequently, we depend on our forecasts as a principle means to determine inventory levels for our products and the amount of manufacturing capacity that we need. Because our markets are volatile and subject to rapid technological and price changes, our forecasts may be wrong, and we may make too many or too few of certain products or have too much or too little manufacturing capacity. Also, our customers frequently place orders requesting product delivery almost immediately after the order is made, which makes forecasting customer demand even more difficult, particularly when supply is abundant. These factors also make it difficult to forecast quarterly operating results. If we are unable to predict accurately the appropriate amount of product required to meet customer demand, our business, financial condition and results of operations could be seriously harmed, either through missed revenue opportunities because inventory for sale was insufficient or through excessive inventory that would require write-offs.

We must spend heavily on equipment to stay competitive, and will be adversely impacted if we are unable to secure financing for such investments.

      In order to remain competitive, semiconductor manufacturers generally must spend heavily on equipment to maintain or increase technology and design development and manufacturing capacity and capability. We currently plan for approximately $100.0 million in expenditures on equipment in fiscal 2003 and anticipate significant continuing capital expenditures in subsequent years. In the past, we have reinvested a substantial portion of our cash flow from operations in technology, design development and capacity expansion and improvement programs.

      If we are unable to decrease costs for our products at a rate at least as fast as the rate of the decline in selling prices for such products, we may not be able to generate enough cash flow from operations to maintain or increase manufacturing capability and capacity as necessary. In such a situation, we would need to seek financing from external sources to satisfy our needs for manufacturing equipment and, if cash flow from operations declines too much, for operational cash needs as well. Such financing, however, may not be available on terms that are satisfactory to us or at all, in which case our business, financial condition and results of operations would be seriously harmed.

We compete with others to attract and retain key personnel, and any loss of, or inability to attract, such personnel would harm us.

      To a greater degree than most non-technology companies, we depend on the efforts and abilities of certain key management and technical personnel. Our future success depends, in part, upon our ability to retain such personnel, and to attract and retain other highly qualified personnel, particularly product and process engineers. We compete for these individuals with other companies, academic institutions, government entities and other organizations. Competition for such personnel is intense and we may not be successful in hiring or retaining new or existing qualified personnel.

      We believe that stock option grants are critical to our ability to attract and retain personnel. The New York Stock Exchange implemented rules effective June 30, 2003 that would require, subject to certain exceptions, stockholder approval for equity compensation plans, including stock option plans. Our ability to hire or retain highly qualified personnel may be seriously impacted due to an inability to grant stock options and other equity-based compensation if we are unable to obtain stockholder approval for such new plans in a timely manner or at all.

      If we lose existing qualified personnel or are unable to hire new qualified personnel as needed, our business, financial condition and results of operations could be seriously harmed.

We face additional problems and uncertainties associated with international operations that could seriously harm us.

      International revenues accounted for 61% of our total revenues in the second quarter of fiscal 2003 and the first six months of fiscal 2003. Long-lived assets are held primarily in the United States with 10% held in the Philippines and 1% in other foreign countries. Our Philippine assembly and test operations, as well as our international sales offices, face risks frequently associated with foreign operations, including:

•	currency exchange fluctuations;

•	the devaluation of local currencies;

•	political instability;

•	changes in local economic conditions;

•	import and export controls; and

•	changes in tax laws, tariffs and freight rates.

      To the extent any such risks materialize, our business, financial condition and results of operations could be seriously harmed.

We are subject to many different environmental regulations, and compliance with them may be costly.

      We are subject to many different governmental regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing process. Compliance with these regulations can be costly. In addition, over the last several years, the public has paid a great deal of attention to the potentially negative environmental impact of semiconductor manufacturing operations. This attention and other factors may lead to changes in environmental regulations that could force us to purchase additional equipment or comply with other potentially costly requirements. If we fail to control the use of, or to adequately restrict the discharge of, hazardous substances under present or future regulations, we could face substantial liability or suspension of our manufacturing operations, which could seriously harm our business, financial condition and results of operations.

We depend on third parties to transport our products.

      We rely on independent carriers and freight haulers to move our products between manufacturing plants and our customers. Any transport or delivery problems because of their errors, or because of unforeseen interruptions in their activities due to factors such as strikes, political instability, terrorism, natural disasters and accidents, could seriously harm our business, financial condition and results of operations and ultimately impact our relationship with our customers.

We may fail to integrate our business and technologies with those of companies that we have recently acquired and that we may acquire in the future.

      We completed one acquisition in fiscal 2002, six acquisitions in fiscal 2001, and four acquisitions in fiscal 2000 and may pursue additional acquisitions in the future. If we fail to integrate these businesses successfully or properly, our quarterly and annual results may be seriously harmed. Integrating these businesses, people, products and services with our existing business could be expensive, time-consuming and a strain on our resources. Specific issues that we face with regard to prior and future acquisitions include:

•	integrating acquired technology or products;

•	integrating acquired products into our manufacturing facilities;

•	assimilating the personnel of the acquired companies;

•	coordinating and integrating geographically dispersed operations;

•	our ability to retain customers of the acquired company;

•	the potential disruption of our ongoing business and distraction of management;

•	the maintenance of brand recognition of acquired businesses;

•	the failure to successfully develop acquired in-process technology, resulting in the impairment of amounts currently capitalized as intangible assets;

•	unanticipated expenses related to technology integration;

•	the development and maintenance of uniform standards, corporate cultures, controls, procedures and policies;

•	the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

•	the potential unknown liabilities associated with acquired businesses.

We may incur losses in connection with loans made under our stock purchase assistance plan.

      We have outstanding loans, consisting of principal and cumulative accrued interest, of $108.0 million as of June 29, 2003 to employees and former employees under the shareholder-approved 2001 Employee Stock Purchase Assistance Plan. We made the loans to employees for the purpose of purchasing Cypress common stock. Each loan is evidenced by a full recourse promissory note executed by the employee in favor of Cypress and is secured by a pledge of the shares of Cypress’s common stock purchased with the proceeds of the loan. The primary benefit to us from this program is increased employee retention. In accordance with the plan, the CEO and the Board of Directors do not participate in this program. To date, there have been immaterial write-offs. As of June 29, 2003, we had a loss reserve against these loans of $16.2 million, including an increase to the reserve of $0.1 million recorded during the second quarter of fiscal 2003. In determining this reserve requirement, management considered various factors, including an independent fair value analysis of these employee and former employee loans and the underlying collateral. At June 29, 2003, the difference between the carrying value of the loans and the underlying common stock collateral was $31.3 million. While the loans are secured by the shares of our stock purchased with the loan proceeds, the value of this collateral would be adversely affected if our stock price declined significantly. Our liquidity and results of operations would be adversely affected if a significant amount of these loans were not repaid.

      Similarly, if our stock price were to decrease, our employees bear greater repayment risk and we would have increased risk to our liquidity. However, we are willing to pursue every available avenue, including those covered under the Uniform Commercial Code, to recover these loans by pursuing employees’ personal assets should the employees not repay these loans.

We maintain self-insurance for certain liabilities of our officers and directors.

      Our certificate of incorporation, by-laws and indemnification agreements require us to indemnify our officers and directors for certain liabilities that may arise in the course of their service to us. We self-insure with respect to potential indemnifiable claims. If we were required to pay a significant amount on account of these liabilities for which we self-insure, our business, financial condition and results of operations could be seriously harmed.

Risks Related to the Notes and our Common Stock

Our indebtedness and debt service obligations may adversely affect our cash flow and we will be permitted to incur additional indebtedness in the future.

      We intend to fulfill our debt service and repayment obligations both from cash generated by our operations and from our cash and investments. If we are unable to generate sufficient cash to meet these obligations and need to use existing cash or liquidate investments in order to fund our debt service obligations, we may have to delay or curtail research and development programs.

      Our current and future indebtedness could have significant additional negative consequences, including:

•	requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

•	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources; and

•	affecting our abilities to make interest payments on our indebtedness, including the notes.

The notes are subordinated and we may incur additional debt.

      The notes are unsecured and subordinated in right of payment in full to all of our existing senior indebtedness. As a result, in the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full. After retiring our senior indebtedness, we may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

      The notes are our exclusive obligations. Since a substantial portion of our operations is conducted in part through subsidiaries, our cash flow and ability to service debt, including the notes, are dependent in part upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to us. Our subsidiaries are separate legal entities and have no obligation to make any payments on the notes or to make any funds available for payment on the notes. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

      The indenture does not prohibit or limit us from incurring senior indebtedness or incurring other indebtedness and other liabilities. As of June 29, 2003, we had approximately $103.5 million of indebtedness outstanding that would have constituted senior indebtedness, and our subsidiaries had approximately $65.2 million of indebtedness and other liabilities outstanding to which the notes would have been effectively subordinated (excluding intercompany liabilities). We anticipate that from time to time we will incur additional senior indebtedness. We and our subsidiaries will also from time to time incur other additional indebtedness and liabilities. See “Description of the Notes — Subordination of Notes.”

We may not be able to repurchase the notes upon a change in control or make the $300 cash payment upon conversion of the notes.

      In the event of a change in control, each holder of notes will have certain rights, at the holder’s option, to require us to repurchase all or a portion of such holder’s notes. If a holder elects to convert any notes, the holder will be entitled to receive shares of our common stock at the then-effective conversion rate plus $300 in cash. If a change in control or conversion were to occur, we may not have sufficient funds to pay the repurchase price for all notes tendered by, or the $300 cash payment for all notes converted by, the holders. In such case, our failure to repurchase tendered notes or pay the $300 cash would constitute an event of default under the indenture and may constitute a default under the terms of other indebtedness that we may enter into from time to time. In such circumstances or if the occurrence of a change in control or the triggering of repurchase rights as a result of a change in control could constitute an event of default under our senior indebtedness, the subordination provisions in the indenture would restrict or prohibit payments to the holders of notes. The term “change in control” is limited to certain specified transactions and may not include other events that might adversely affect our financial condition, nor would the requirement that we offer to repurchase the notes upon a change in control necessarily protect holders of the notes if we engaged in a highly leveraged transaction, reorganization, merger or similar transaction. We may, at our option, pay the $300 in shares of our common stock valued at 95% of the average closing price of our common stock for the five trading days ending the trading day immediately prior to the conversion date so long as 95% of the average closing price for such period is greater than $11.65 per share (subject to adjustments upon stock combinations, stock splits and similar events). If we have insufficient cash to make the $300 payment and our average closing price for the measuring period is less than the floor price, we will be unable to deliver either cash or shares of our common stock for the $300 payment upon conversion. See “Description of the Notes — Repurchase at the Option of Holders Upon a Change In Control” and “— Termination of Conversion Rights.”

Our stock price has been volatile and is likely to remain volatile, which may adversely affect the price of the notes and our common stock.

      Our stock has experienced substantial price volatility, particularly as a result of quarterly variations in results, the published expectations of analysts and announcements by our competitors and us. In addition, the stock market has experienced price and volume fluctuations that have affected the market price of many technology companies and that have often been unrelated to the operating performance of such companies.

      The price of our securities may also be affected by general global, economic and market conditions. While we cannot predict the individual effect that these and other factors may have on the price of our securities, these factors, either individually or in the aggregate, could result in significant variations in the price of our common stock during any given period of time. These fluctuations in our stock price also impact the market price of the notes and our outstanding convertible securities and the likelihood of the convertible securities being converted into equity. If our stock price is below the conversion price of our convertible notes on the date of maturity, holders may not convert them into equity and we may be required to repay the principal amount of the convertible securities for cash. However, in the event they do not convert to equity, we believe that our current cash position and expected future operating cash flows will be adequate to meet these obligations as they mature.

Any future ratings downgrades may make it more expensive for us to borrow money and may adversely affect the trading price of the notes.

      In the past, both Moody’s and Standard and Poor’s have downgraded our credit ratings. We do not know if either of these rating services will downgrade our ratings further. Any future downgrades may make it more expensive for us to raise additional capital in the future and may adversely affect the trading price of the notes.

The notes may may receive a lower rating than anticipated.

      One or more rating agencies may rate the notes. On May 29, 2003, Standard & Poor’s assigned a rating of “B-” to the notes. If one or more rating agencies assign the notes a rating lower than expected by investors, the market prices of the notes and our common stock could be materially and adversely affected.

There may be no public market for the notes.

      There is no established public trading market for the notes. We cannot assure you that a market for the notes will develop and be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline. We do not intend to apply for listing of the notes on any securities exchange or any automated quotation system.

The issuer call spread options may affect the value of the notes.

      In conjunction with the issuance of the notes in the initial private placement, we entered into an arrangement with Credit Suisse First Boston International (“CSFB International”), an affiliate of Credit Suisse First Boston LLC, to limit the market risks associated with our obligations under the notes by purchasing issuer call spread options from it. In connection with this arrangement, CSFB International may have taken, and may continue to take, positions in our common stock in secondary market transactions and may have entered, and may continue to enter, into various derivative transactions after the pricing of the notes. CSFB International may modify its hedge position from time to time during the term of the issuer call spread options by purchasing and selling shares of our common stock, or any other securities or instruments of ours. Such activity may affect the market price of our equity and equity-linked securities.

You may experience adverse tax consequences by purchasing the notes.

      We intend to take the position that the notes do not constitute “contingent payment debt instruments” for U.S. federal income tax purposes and, as such, are not subject to U.S. Treasury regulations dealing with contingent payment debt instruments. However, the Internal Revenue Service may assert a contrary position, and our position is not binding on the IRS or a court. If the notes are treated as contingent payment debt instruments under such regulations, among other potential adverse consequences: (i) you would be required to include amounts in taxable income each year as “original issue discount,” which is taxed as ordinary income similar to interest, and such amounts would likely exceed and be taxed in advance of the actual payments of stated interest received in connection with the notes; (ii) the value of the stock received upon conversion of the notes would be treated as an additional payment taxable as ordinary income (subject to potential adjustments); and (iii) gain recognized upon a sale, exchange, redemption, or retirement of the notes also would generally be treated as ordinary income (subject to potential adjustments and exceptions).

      Investors should also be aware that the conversion of notes into our common stock and cash (or additional shares of our common stock in lieu of the cash amount) may be fully taxable at the time of such conversion (or subject to alternative treatment different from that of conventional convertible debt instruments). These consequences may be materially different from the consequences that may be expected by investors in considering other convertible debt investments. For a summary of these potential adverse tax consequences, see “United States Federal Income Tax Consequences.” Investors considering the purchase of notes should consult with their own tax advisors concerning such consequences and the potential impact in their particular circumstances.

RATIO OF EARNINGS TO FIXED CHARGES

      Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

						Six Months Ended
	Fiscal Year Ended
						June 30,	June 29,
	1998(1)	1999	2000	2001(1)	2002(1)	2002(1)	2003(1)

Ratio of earnings to fixed charges(2)	—	6.6x	12.1x	—	—	—	—

(1)	Earnings were inadequate to cover fixed charges by $109.6 million, $437.2 million and $246.3 million in fiscal year 1998, 2001 and 2002, respectively, and by $67.1 million and $45.1 million for the six months ended June 30, 2002 and June 29, 2003, respectively.

(2)	These computations include us and our consolidated subsidiaries. For purposes of computing this ratio of earnings to fixed charges, “fixed charges” consist of interest expense on all indebtedness, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of income (loss) before income taxes and minority interest share of our subsidiary losses, plus fixed charges.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”), that involve risks and uncertainties, including, but not limited to, statements as to future operating results and business plans, our prospects and the prospects of the semiconductor industry generally, the impact of new product development and improvements in manufacturing technologies and yields on variances, and statements as to the use of autolines for factory output, cost savings and productivity improvements and other benefits from information systems, the proportion of parts assembled in our Philippines factory, pressure on and trends for average selling prices, our intention to seek intellectual property protection for our manufacturing processes, capital expenditures, investments by competitors in manufacturing capacity and productivity yields, entering into licensing arrangements with third parties, capital expenditures, future acquisitions, the financing of SunPower Corporation, the impact of SunPower Corporation on future financial results, our expected effective control of SunPower Corporation, the repayment of loans by SunPower Corporation, the dependence of future success on our ability to develop and introduce new products, the general economy and its impact to the market segments we serve, changing environment and the cycles of the semiconductor industry, competitive pricing and the rate at which new products are introduced, successful integration and achieving the objectives of the acquired businesses, cost goals emanating from manufacturing efficiencies, expected financing and investment cash outlays, adequacy of cash and working capital, when we expect to generate positive cash flow from operations, risks related to investing in development stage companies, and other liquidity risks. We use words such as “anticipates,” “believes,” “expects,” “future,” “intends,” and similar expressions to identify forward-looking statements. Our actual results could differ materially from those projected in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference.

      All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures we make in our Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and Current Reports on Form 8-K filed with the SEC. See “Incorporation of Certain Documents by Reference.”

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes may be converted.

DESCRIPTION OF THE NOTES

      We issued the notes under an indenture to be dated as of June 3, 2003 between us and U.S. Bank National Association, as trustee. The notes and the shares of common stock issuable upon conversion of the notes are covered by a registration rights agreement.

      The following summarizes some, but not all, of the provisions of the notes, the indenture and the registration rights agreement. We urge you to read these documents because they, and not this description, define your rights as a holder of the notes. You may request a copy of the form of indenture, the form of registration rights agreement and the form of certificate evidencing the notes from the trustee.

      As used in this description, the words “we,” “us,” “our” or Cypress do not include any current or future subsidiary of Cypress Semiconductor Corporation.

General

      The notes are unsecured general obligations of Cypress and are subordinate in right of payment as described under “Subordination of Notes.” The notes are convertible (unless previously redeemed or repurchased or your conversion right is terminated as described under “Termination of Conversion Rights”) into common stock and cash as described under “Conversion of Notes.”

      The notes are limited to $600,000,000 aggregate principal amount. The notes are issued only in denominations of $1,000 or in multiples of $1,000. The notes will mature on June 15, 2008, unless earlier converted by you, redeemed at our option by us or purchased by us at your option upon a change in control.

      We are not restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of Cypress except to the extent described under “Repurchase at the Option of Holders Upon a Change in Control.”

      The notes bear interest at the annual rate of 1.25%. We will pay interest on June 15 and December 15 of each year, beginning December 15, 2003, subject to limited exceptions if the notes are converted, redeemed or repurchased prior to the interest payment date. The record dates for the payment of interest are June 1 and December 1. Payment of interest on the notes on any interest payment date will be made to the person in whose name the notes, or one or more predecessor notes, is registered at the close of business on the regular record date.

      Principal, premium, if any, and interest on the notes will be payable at the corporate trust office of the trustee, whom we have initially designated as our sole paying agent. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. However, we will be required to maintain a paying agent in each place of payment for the notes.

      We may, at our option, pay interest on the notes by check mailed to the holders; provided however, a holder with an aggregate principal amount in excess of $2,000,000 will be paid by wire transfer in immediately available funds at such holder’s election. Payments made to DTC will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      We will maintain an office in the Borough of Manhattan in The City of New York, New York where the notes may be presented for registration, transfer, exchange or conversion. This office shall initially be an office or agency of the trustee.

Conversion of the Notes

      You have the right, at your option, at any time prior to maturity (unless previously redeemed, repurchased, or your right to convert terminates as described under “Termination of Conversion Rights”) to convert your notes into 55.172 shares of common stock (subject to the adjustments described below) plus $300 in cash for each $1,000 principal amount of the notes. At our option, instead of paying the $300 of cash, we may pay the $300 in our common stock valued at 95% of the average closing prices of our common stock for the five trading days ending the trading day immediately prior to the conversion date; provided that we shall not pay the $300 cash payment in shares of our common stock unless 95% of the average closing price of our common stock for the five trading days ending the trading day immediately prior to the conversion date is greater than $11.65 per share (subject to adjustment in the case of stock splits, combinations or similar events). This conversion rate of 55.172 shares for each $1,000 principal amount of notes is subject to the adjustments described below. You may convert notes in denominations of $1,000 and multiples of $1,000.

      Except as described below, we will not make any payment or other adjustment for accrued interest thereon or dividends on any common stock issued upon conversion of the notes. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date (except for notes or portions of notes called for redemption or with respect to which we have sent a notice terminating conversion), you must pay funds equal to the interest payable on the converted principal amount. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay a cash adjustment based upon the closing price of the common stock on the last trading day prior to the date of conversion. If the notes are called for redemption and your right to convert the notes has not previously been terminated, your conversion rights on the notes called for redemption will expire at the close of business on the last business day before the redemption date, unless we default in the payment of the redemption price. If you have submitted your notes for repurchase upon a change in control and your right to convert the notes has not previously been terminated, you may only convert your notes if you withdraw your election in accordance with the indenture.

      The conversion rate will be adjusted upon the occurrence of:

(1) the issuance of shares of our common stock as a dividend or distribution on our common stock;

(2) the subdivision or combination of our outstanding common stock;

(3) the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

(4) the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other assets, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (3) above;

•	dividends or distributions exclusively in cash referred to in clause (5) below;

(5) the distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion rate adjustment and (B) all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion rate adjustment exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution; and

(6) the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion rate adjustment and (B) all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion rate adjustment exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

      In the event of:

•	any reclassification of our common stock; or

•	a consolidation, merger or combination involving Cypress; or

•	a sale or conveyance to another person of the property and assets of Cypress as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled thereafter to convert their notes on or prior to the conversion termination date, if any, into the same type of consideration received by common stockholders immediately prior to one of these types of events.

      You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate.

      We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in the best interest of Cypress. We are required to give at least 15 days prior notice of any increase in the conversion rate. We may also increase the conversion rate to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

      No adjustment in the conversion rate will be required unless it would result in a change in the conversion rate of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion rate for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

Termination of Conversion Rights

      We may elect to terminate your right to convert the notes if, at any time prior to the final maturity date of the notes, the conversion value for the notes is greater than 150% of the principal amount of the notes for at least 20 out of 30 consecutive trading days (a “conversion termination trigger event”). The conversion value of the notes on a trading day equals the sum of (a) the closing sale price of our common stock on that trading day multiplied by the then current conversion rate and (b) $300. If we elect to terminate your conversion rights upon a conversion termination trigger event, we will, within five trading days of the date of the conversion termination trigger event, deliver to you a notice of our decision to terminate your conversion rights (the “conversion termination notice”). We will specify in the conversion termination notice whether we will make the $300 payment in cash or shares of our common stock. After we deliver the conversion termination notice, you may convert your notes at any time on or prior to the 20th day following the date of the conversion termination notice (the “conversion termination date”). If you fail to convert your notes on or prior to the conversion termination date, your right to convert the notes will terminate, you will thereafter have no rights to receive shares of our common stock under the indenture and the conversion provisions of the indenture will no longer be in effect. In such an event, your notes will remain outstanding and you will continue to receive interest until maturity unless your notes are earlier redeemed or repurchased. During the two-year period after the original issue date of the notes, we may terminate your conversion rights only if a shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use from the date of conversion termination notice until thirty days following the conversion termination date, unless registration is no longer required.

      If we elect to terminate the conversion right of the notes under these circumstances, and the conversion termination date occurs prior to June 20, 2006, then we will make an additional payment to each converting noteholder equal to the aggregate amount of the interest that would have been payable on the notes being converted from the last day through which interest was paid on the notes, or June 3, 2003 if no interest has been paid, through June 15, 2006. If we elect to terminate the conversion rights of the notes between a record date and the next succeeding interest payment date, we will not be required to make any interest payment to a converting noteholder on such interest payment date.

Subordination of Notes

      The indebtedness evidenced by the notes is subordinated to the extent provided in the indenture to the prior payment in full of all senior indebtedness.

      Upon any distribution of our assets upon any dissolution, winding-up, liquidation or reorganization, or in bankruptcy, insolvency, receivership or similar proceedings, payment of the principal of, premium, if any, and interest on the notes will be subordinated to the extent provided in the indenture in right of payment to the prior payment in full in cash of all senior indebtedness.

      In the event of any acceleration of the notes because of an event of default, the holders of any senior indebtedness then outstanding would be entitled to payment in full in cash of all obligations in respect to such senior indebtedness before the holders of the notes are entitled to receive any payment or other distribution. We are required to promptly notify holders of senior indebtedness if maturity of the notes is accelerated because of an event of default.

      We also may not make any payment on the principal of, premium, if any, or interest on the notes or redeem, repurchase or otherwise acquire the notes if:

•	a default in the payment of the principal of, premium, if any, interest, rent or other obligations, in respect of designated senior indebtedness occurs and is continuing beyond any applicable period of grace; or

•	any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of the designated senior indebtedness as to which such default relates to accelerate its maturity and the trustee receives a notice of such default (“a payment blockage notice”), from us or any other person permitted to give such notice under the indenture.

      We may and shall resume payments on the notes:

•	in the case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

•	in the case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the applicable payment blockage notice is received.

      No new period of payment blockage may be commenced pursuant to a payment blockage notice unless and until 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice.

      No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee, unless such default was waived, cured or otherwise ceased to exist and thereafter subsequently reoccurred, shall be, or be made, the basis for a subsequent payment blockage notice.

      By reason of the subordination provisions described above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than the other creditors of Cypress. Such subordination will not prevent the occurrence of any event of default under the indenture.

      “designated senior indebtedness” means our obligations under any particular senior indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which we are a party, expressly provides that such senior indebtedness shall be “designated senior indebtedness” for purposes of the indenture, provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior indebtedness to exercise the rights of designated senior indebtedness.

      “indebtedness” means, with respect to any person, and without duplication:

(1) all indebtedness, obligations and other liabilities, contingent or otherwise, of such person for borrowed money, including obligations of such person (a) in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (b) evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of such person or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) all reimbursement obligations and other liabilities, contingent or otherwise, of such person with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) all obligations and liabilities, contingent or otherwise, in respect of leases of such person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such person, or under other leases for facilities equipment or related assets, whether or not capitalized, entered into or leased for financing purposes, as determined by Cypress, and all obligations and other liabilities, contingent or otherwise, or under any lease or related document, including a purchase agreement, in connection with the lease of real property or improvements thereon which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of leased property to the lessor and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase such leased property;

(4) all obligations and other liabilities of such person, contingent or otherwise, with respect to an interest rate, currency or other swap, cap, floor or collar agreement, hedge agreement, forward contract, or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(5) all direct or indirect guaranties, agreements to be jointly liable or similar agreements by such person in respect of, and obligations or liabilities, contingent or otherwise, of such person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (4);

(6) any indebtedness or other obligations described in clauses (1) through (4) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such person; and

(7) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (6).

      “senior indebtedness” means the principal of, premium, if any, interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of Cypress, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by Cypress, including all deferrals, renewals extensions or refundings of, or amendments, modifications or supplements to, the foregoing, unless in the case of any particular indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is “pari passu” or “junior” to the notes.

      Senior indebtedness does not include:

•	any indebtedness of Cypress to any subsidiary of Cypress; and

•	our 3.75% Convertible Subordinated Notes due July 1, 2005.

      A substantial portion of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business consideration.

      Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

      As of June 29, 2003, we had approximately $103.5 million of senior indebtedness, while our subsidiaries had approximately $65.2 million of outstanding indebtedness and other liabilities, excluding intercompany liabilities, to which the notes are effectively subordinated.

      Neither we nor our subsidiaries are prohibited from incurring senior indebtedness or any other indebtedness or liabilities under the indenture. We expect to incur additional indebtedness and other liabilities, including senior indebtedness, in the future.

Optional Redemption by the Company

      We may redeem the notes at any time on or after June 20, 2006, on at least 20 days and no more than 60 days notice, in whole or in part, at 100% of the principal amount of the notes plus accrued interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest will be paid to the record holder on the relevant record date.

      If fewer than all of the notes are to be redeemed, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your notes is selected for partial redemption and, to the extent your conversion right has not been terminated, you convert a portion of your notes, the converted portion shall be deemed to be of the portion selected for redemption.

      No sinking fund is provided for the notes.

Repurchase at the Option of Holders upon a Change In Control

      In the event of a change in control, you will have the right to require us to repurchase all or any part of your notes 30 business days after the occurrence of a change in control at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding, the repurchase date. Notes submitted for repurchase must be in $1,000 or multiples of $1,000 principal amount.

      We shall mail to the trustee and to each holder a written notice of the change in control within 10 business days after the occurrence of a change in control. This notice shall state among other things:

•	the terms and conditions of the change in control;

•	the procedures required for exercise of the change in control repurchase feature; and

•	the holder’s right to require Cypress to repurchase the notes.

      You must deliver written notice of your exercise of this repurchase right to a paying agent at any time prior to the close of business on the business day prior to the change in control repurchase date. Such written notice must specify the notes for which the repurchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control repurchase date.

      A change in control shall be deemed to have occurred if any of the following occurs:

•	any “person” or “group” is or becomes the “beneficial owner”, directly or indirectly, of shares of voting stock of Cypress representing 50% or more of the total voting power of all outstanding voting stock of Cypress or has the power, directly or indirectly, to elect a majority of the member of the board of directors of Cypress;

•	Cypress consolidates with, or merges with or into, another person or Cypress sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of the assets of Cypress, or any person consolidates with, or merges with or into, Cypress, in any such event other than pursuant to a transaction in which the persons that “beneficially owned,” directly or indirectly, shares of voting stock of Cypress immediately prior to such transaction “beneficially own,” directly or indirectly, shares of voting stock, representing at least a majority of the total voting power of all outstanding voting stock of the surviving or transferee person; or

•	the holders of our capital stock approve any plan for the liquidation or dissolution of Cypress.

      However, a change in control shall not be deemed to have occurred if on or prior to the conversion termination date, if any, either:

•	the conversion value of the notes is at least equal to 105% of the principal amount of the notes for any five trading days during the ten trading day period immediately preceding the change in control; or

•	in the case of a merger or consolidation, all of the consideration excluding cash payments for fractional shares in such merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on The Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes, other than the $300 cash payment, become convertible solely into such common stock.

      For purposes of this change in control definition:

•	“beneficially owned” shall have a meaning correlative to that of beneficial owner;

•	a “beneficial owner” shall be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of voting stock of Cypress shall be deemed to include, in addition to all outstanding shares of voting stock of Cypress and unissued shares deemed to be held by the “person” or “group” or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

•	“person” or “group” have the meanings given such terms for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing or securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

•	“unissued shares” means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change in control; and

•	“voting stock” means any class or classes of capital stock pursuant to which the holders of capital stock under ordinary circumstances have the power to vote in the election of the board of directors, managers or trustees of any person or other persons performing similar functions, irrespective of whether or not, at the time, capital stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency.

      The term “all or substantially all” as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law in the event that you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of “all or substantially all of the assets.”

      In the event of a repurchase offer required as a result of a change in control, we will:

•	comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

•	file a Form T-O or any successor or similar schedule if required under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change in control.

      This change in control repurchase feature may make more difficult or discourage a takeover of Cypress and the removal of incumbent management. However, we are not aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control repurchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control repurchase feature is a result of negotiations between us and the initial purchasers in connection with the initial private placement of the notes.

      We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

      If a change in control were to occur, we may not have sufficient funds to pay the change in control repurchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar change in control provisions that permit holders of that debt to accelerate or require us to repurchase that debt upon the occurrence of events similar to a change in control. Our failure to repurchase the notes upon a change in control will result in an event of default under the indenture, whether or not the repurchase is permitted by the subordination provisions of the indenture.

Consolidation, Merger and Sale of Assets

      The indenture provides that we may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to any successor person (other than a direct or indirect subsidiary of ours), unless:

•	the successor person, if any, is a corporation, limited liability company, partnership, trust or other entity organized and existing under the laws of the United States, or any state of the United States, and assumes Cypress’s obligations on the notes and under the indenture;

•	immediately after giving effect to the transaction, and treating any indebtedness which becomes an obligation of Cypress or any subsidiary as a result of the transaction as having been incurred by it at the time of the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

•	certain other conditions are met.

Events of Default

      Each of the following are events of default under the indenture:

(1) failure to pay principal of or any premium (including any redemption price or repurchase price) on the notes when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

(2) failure to pay any interest (including any additional interest) on any notes when due, whether or not such payment is prohibited by the subordination provisions of the indenture, and such failure continues for 30 days;

(3) failure of Cypress to perform any other covenant required of us in the indenture, which failure continues for 60 days after written notice has been given by the trustee, or the holders of at least 25% in aggregate principal amount of the notes outstanding, as provided in the indenture; and

(4) certain events in bankruptcy, insolvency or reorganization with respect to Cypress.

      If an event of default, other than an event of default described in clause (4) above shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately.

      If an event of default described in clause (4) above shall occur, the principal amount of the notes outstanding will automatically become immediately due and payable. Any payment by us on the notes following any such acceleration will be subject to the subordination provisions described under “Subordination of Notes” above.

      After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived. For information as to waiver of defaults, see “Modification and Waiver.”

      Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders shall have offered to the trustee reasonable indemnity. Subject to the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

      No holder of a note will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	such holder has previously given to the trustee written notice of a continuing event of default with respect to the notes;

•	the holders of at least 25% in aggregate principal amount of the notes have made a written request, and such holder or holders have offered reasonable indemnity to the trustee, to institute such proceeding as trustee; and

•	the trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request within 60 days after such notice, request and offer.

      However, such limitations do not apply to a suit instituted by a holder of the notes for the enforcement of payment of the principal of or any premium or interest on the notes on or after the due date specified in the notes or your right to convert your note on or prior to the conversion termination date, if any.

      We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not Cypress, to the officer’s knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the indenture. If so, such statement shall specify all such known defaults.

Modification and Waiver

      Cypress and the trustee may make modifications and amendments to the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes affected by the modification or amendment.

      However, neither Cypress nor the trustee may make any modification or amendment without the consent of the holder of each outstanding note who is affected by the modification or amendment if such modification or amendment would do any of the following:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any note;

•	reduce the principal amount of, or any premium or interest on, or the redemption price or the repurchase price on, any note;

•	reduce the amount of principal of the notes payable upon acceleration of the maturity of any note;

•	change the place or currency of payment of principal of, or any premium or interest on, or the redemption price or the repurchase price on, the notes;

•	impair the right to institute suit for the enforcement of any payment on or with respect to the notes;

•	modify the subordination provisions in a manner materially adverse to the holders of the notes;

•	adversely affect the right of holders to convert any of the notes on or prior to the conversion termination date, if any, other than as provided in or under the indenture;

•	reduce the percentage in principal amount of outstanding notes, the consent of whose holders is required for modification or amendment of the indenture; or

•	reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indentures or for waiver of certain defaults, or modify such provisions with respect to modification and waiver.

      The holders of not less than a majority in principal amount of the outstanding notes may, on behalf of all holders of notes, waive any past default under the indenture, except a default:

•	in the payment of principal of or premium or interest or redemption price or repurchase price on the notes; or

•	in respect of a covenant or provision of the indenture which cannot be amended without the consent of the holder of each outstanding note who is affected.

Form, Exchange and Transfer

      The notes are issued only in fully registered form, without coupons. The notes are issued only in denominations of $1,000 and integral multiples of $1,000. We have initially appointed the trustee as note registrar.

      Subject to the terms of the indenture, notes may be presented for exchange as provided above or for registration of transfer, duly endorsed or with a duly executed form of transfer, at the office of the note registrar or at the office of any transfer agent designated by us. No service charge will be imposed for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable as a result of the transfer or exchange. Such transfer or exchange will be effected upon the note registrar or such transfer agent being satisfied with the documents of title and identity of the person making the request.

      If the notes are to be redeemed in part, we will not be required to:

•	issue, register the transfer of or exchange any notes during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of such mailing; or

•	register the transfer or exchange of any notes selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

Global Securities

      The notes are evidenced by two global notes. We have deposited the global notes with DTC and registered the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

      Holders of the notes may hold their interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in a global note to such persons may be limited.

      Holders of the notes who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

      We will pay interest on and the redemption price or the repurchase price of a global note to Cede & Co. as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption date or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

      We have been informed that DTC’s practice is to credit participants’ accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

      Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by a global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

      Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in a global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

Registration Rights

      In connection with the initial private placement of the notes we entered into a registration rights agreement with the initial purchasers for the benefit of the holders of the notes. Pursuant to the registration rights agreement, we agreed that we will, at our expense:

•	file with the SEC not later than the date 90 days after the earliest date of original issuance of any of the notes, a registration statement on such form as we deem appropriate covering resales by holders of all notes and the common stock issuable upon conversion of the notes;

•	use our reasonable efforts to cause such registration statement to become effective no later than 180 days after the earliest date of original issuance of any of the notes; and

•	use our reasonable efforts to keep the registration statement effective until the earliest of:

(1) two years after the last date of original issuance of any of the notes;

(2) the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

(3) the date when all of the notes and the common stock issuable upon conversion of the notes of those holders that complete and deliver in a timely manner the selling securityholder election and questionnaire described below are registered under the shelf registration statement and disposed of in accordance with the shelf registration statement.

      We have filed this registration statement to meet our obligations under the registration rights agreement. We have mailed a notice of registration statement and selling securityholder notice and questionnaire to each holder to obtain certain information regarding the holder for inclusion in the prospectus. To be named as selling securityholders in this prospectus at the time of effectiveness, holders must complete and deliver the questionnaire within 20 business days of the date of the questionnaire. Notwithstanding the foregoing, transferees of registrable securities may complete the questionnaire and deliver it to us on or prior to the earlier of (1) the 20th business day after the date of completion of the transfer to such transferee and (2) 9:00 a.m., San Francisco time, on the second business day prior to the date of the shelf registration statement is declared effective by the SEC. Holders that do not complete and deliver this questionnaire in a timely manner will not be named as selling securityholders in the prospectus and therefore will not be permitted to sell any of their securities pursuant to the shelf registration statement. However,

•	upon request from a holder that did not return a notice and questionnaire on a timely basis, we will deliver a notice and questionnaire to such holder; and

•	upon receipt of a properly completed notice and questionnaire from such a holder, we shall use our reasonable efforts to add such holder to the shelf registration statement as a selling securityholder by means of a pre-effective amendment or, if permitted by the SEC, by means of a prospectus supplement; provided that any such failure to file such pre-effective amendment or prospectus supplement will not result in the payment of additional interest to such holder.

      In connection with the filing of the registration statement, we will:

•	provide to each holder for whom the shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement;

•	notify each such holder when the shelf registration statement has become effective; and

•	take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes.

      Each holder who sells securities pursuant to the shelf registration statement generally will be:

•	required to be named as a selling securityholder in the related prospectus;

•	required to deliver a prospectus to the purchaser;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the holder’s sales; and

•	bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification rights and obligations).

      Each holder must notify us not later than five business days prior to any proposed sale by that holder pursuant to the shelf registration statement. This notice will be effective for five business days. We may suspend the holder’s use of the prospectus for a period or periods not to exceed an aggregate of 45 days in any 90-day period, and not to exceed an aggregate of 90 days in any 360-day period, if:

•	the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

•	we reasonably determine that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

      If the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction, we may extend the suspension period from 45 days to 60 days. We need not specify the nature of the event giving rise to the suspension or extension in any notice to holders of notes of the existence of such a suspension or any extension. Each holder, by its acceptance of the notes, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

      Upon the initial sale of notes or common stock issued upon conversion of the notes, each selling holder will be required to deliver a notice of such sale, in substantially the form attached as an exhibit to the selling securityholder notice and questionnaire, to the trustee and us. The notice will, among other things:

•	identify the sale as a transfer pursuant to the shelf registration statement;

•	certify that the prospectus delivery requirements, if any, of the Securities Act have been complied with; and

•	certify that the selling holder and the aggregate principal amount of notes or number of shares, as the case may be, owned by such holder are identified in the related prospectus in accordance with the applicable rules and regulations under the Securities Act.

      If:

•	the shelf registration statement has not been filed prior to or on the 90th day following the earliest date of original issuance of any of the notes; or

•	the shelf registration statement has not been declared effective prior to or on the 180th day following the earliest date of original issuance of any of the notes (the “effectiveness target date”); or

•	at any time after the effectiveness target date, the shelf registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period, described above, by the 45th or 90th day, as the case may be (or any applicable extension thereof) (each, a “registration default”), then additional interest will accrue on the notes that are registrable securities from and including the day following the registration default to but excluding the earlier of (i) the day on which the registration default has been cured and (ii) the date on which the shelf registration statement is no longer required to be effective. Additional interest will be paid semiannually in arrears, with the first semiannual payment due on each December 15 and June 15 and will accrue at a rate per year equal to:

•	0.25% of the principal amount of a note to and including the 90th day following such registration default; and

•	0.50% of the principal amount of a note from and after the 91st day following such registration default.

      In no event will additional interest accrue at a rate per year exceeding 0.50%. If a holder has converted some or all of its notes that are registrable securities into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted to the extent such shares are registrable securities. A holder will not be entitled to additional interest unless it has provided all information requested by the questionnaire prior to the deadline discussed above. You will not have any remedy other than to receive such additional interest if we fail to meet any of our obligations under the registration rights agreement with respect to which additional interest is expressly provided for.

Transfer and Exchange

      We have initially appointed the trustee as note registrar, transfer agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the note registrar, transfer agent or conversion agent;

•	appoint additional transfer agents or conversion agents; or

•	approve any change in the office through which any note registrar or any transfer agent or conversion agent acts.

Purchase and Cancellation

      All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

      We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled.

Replacement of Notes

      We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Notices

      Notices to holders will be given by mail to the addresses of the holders in the note register.

Regarding the Trustee

      The indenture contains certain limitations on the right of the trustee, should it become a creditor of Cypress, to obtain payment of claims in certain cases or to realize for its own account on certain property received in respect of any such claim as security or otherwise.

      The trustee is permitted to engage in certain other transactions with us. However, if the trustee acquires any conflicting interest and there is a default under the securities of any series for which the trustee serves as trustee, the trustee must eliminate such conflict or resign.

Governing Law

      The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 655,000,000 shares. Those shares consist of:

•	650,000,000 shares designated as common stock, $.01 par value; and

•	5,000,000 shares designated as preferred stock, $.01 par value.

      The only equity securities currently outstanding are shares of common stock. As of September 2, 2003, there were approximately 118.6 million shares of common stock issued and outstanding.

Common Stock

      Holders of common stock are entitled to receive dividends declared by the Board of Directors, out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. Currently, we are not paying a dividend. Each holder of common stock is entitled to one vote per share and, with proper notification, is entitled to cumulative voting in connection with the election of directors. Upon any liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding. The holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to the common stock.

      All outstanding shares of common stock are fully paid and nonassessable.

      Our common stock is listed on the New York Stock Exchange under the symbol “CY.” The transfer agent and registrar for the common stock is Equiserve Trust Company, N.A.

Preferred Stock

      As of September 2, 2003, there were no shares of preferred stock outstanding. The board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, and to fix or designate, under our certificate of designation, the following terms of the preferred stock:

•	designations, powers, preferences, and privileges;

•	relative participating, optional or special rights; and

•	qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

      Any or all of these rights may be greater than the rights of the holders of common stock.

      The board of directors, without stockholder approval, may authorize and issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock. The terms of the preferred stock that might be issued could conceivably prohibit us from:

•	consummating a merger;

•	reorganizing;

•	selling substantially all of our assets;

•	liquidating; or

•	engaging in other extraordinary corporate transactions without stockholder approval.

      Preferred stock could therefore be issued quickly with terms calculated to delay, defer or prevent a change in control of Cypress or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

Section 203 of the Delaware General Corporation Law

      We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” transaction with an “interested stockholder” for a period of three years after the date the person became an interested stockholder, unless, with certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner, as described below.

      The Section 203 restrictions do not apply if:

(1) the business combination or transaction is approved by our Board of Directors before the date the interested stockholder obtained such status;

(2) upon consummation of the transaction which resulted in the stockholder obtaining such status, the stockholder owned at least 85% of the shares of stock entitled to vote generally in the election of directors that are outstanding at the time the transaction commenced. The 85% calculation does not include those shares (a) owned by directors who are also officers of the target corporation, and (b) held by employee stock plans that do not permit employees to decide confidentially whether to accept a tender or exchange offer; or

(3) on or after the date the interested stockholder obtained such status, the business combination is approved by our Board of Directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Generally, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to Cypress. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Charter and By-law Provisions

      Our charter and by-laws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders as follows:

•	our charter and by-laws provide for cumulative voting with proper notification at all elections of directors;

•	our board has the power to establish the rights, preferences and privileges of authorized and unissued shares of preferred stock; and

•	our charter limits the liability of our directors to Cypress or its stockholders to the fullest extent permitted by Delaware law.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is Equiserve Trust Company, N.A.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes and of common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service (the “IRS”) might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below. The summary generally applies only to “U.S. Holders” that purchase notes in the initial offering at their issue price and hold the notes or common stock as “capital assets” (generally, for investment). For this purpose, U.S. Holders include citizens or residents of the United States and corporations organized under the laws of the United States or any state or the District of Columbia. Trusts are U.S. Holders if they are subject to the primary supervision of a U.S. court and the control of one of more U.S. persons. Special rules apply to nonresident alien individuals and foreign corporations or trusts (“Non-U.S. Holders”). This summary describes some, but not all, of these special rules. If a partnership is a beneficial owner of a note (or common stock acquired upon conversion or exchange of a note), the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effect of the federal estate and gift tax laws on U.S. Holders or the effects of any applicable foreign, state, or local laws.

      Investors considering the purchase of notes should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

Taxation of Interest

      U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as “original issue discount” over the term of the instrument. We believe (and this discussion assumes) that the notes will not be issued with original issue discount, although we may be required to make additional payments to holders of the notes under certain circumstances. For instance, we may be required to make additional payments to holders of the notes as liquidated damages if we do not file or cause to be declared effective a registration statement, as described under “Description of the Notes — Registration Rights.” The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder’s interest income if the contingency is “remote.” We believe that there is only a remote possibility that we would be required to pay additional interest because of a failure to provide registration rights. Our determination in this regard is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay additional interest, U.S. Holders would be required to recognize additional interest income.

      If the amount or timing of any payments on a note is contingent, the note could be subject to other special rules that apply to contingent debt instruments. These rules do not apply to a debt instrument merely because it provides an option to convert the instrument into stock of the issuer or cash in an amount equal to the approximate value of the issuer’s stock. Upon conversion of a note, the holder may receive, in addition to our common stock, cash (including the make-whole payment as described above under “Description of the Notes — Termination of Conversion Rights” in the event we elect to terminate the conversion rights before June 20, 2006) in an amount that is not determined by reference to the value of our stock. Nonetheless, we do not believe that the notes should be treated as contingent debt instruments because of the potential for the holder to receive cash as well as common stock upon conversion. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the notes as contingent debt instruments or as having original issue discount. Our determination in this regard is binding on U.S. Holders unless they disclose their contrary positions. Our determination is not, however, binding on the IRS. Because of the lack of authority on point, we can provide no assurance that the notes will not be treated as contingent debt instruments. If the notes are treated as contingent debt instruments, holders could be required to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange, redemption, or conversion of a note. See “Risk Factors — Risks Related to the Notes and our Common Stock — You may experience adverse tax consequences by purchasing the notes.”

Sale, Exchange or Redemption of the Notes

      A U.S. Holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock and cash. See “U.S. Holders — Conversion of the Notes” below. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder’s tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder’s capital gain or loss to the extent that the holder has not previously included the accrued interest in income. Instead, that portion will be recognized as ordinary interest income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation.

Conversion of the Notes

      In general. The tax treatment of a U.S. Holder’s conversion of a note into our common stock and cash, including, if applicable, the make-whole payment, or into our common stock, additional shares of our common stock in lieu of the cash amount and, if applicable, the make-whole payment is uncertain. U.S. Holders should consult their tax advisors to determine the correct treatment of such conversion. It is possible that the conversion maybe treated as a partially or fully taxable exchange as briefly discussed below.

      Possible treatment of conversion of notes as a single transaction treated as a “recapitalization.” The conversion may only be treated as a “recapitalization” if the notes constitute “securities” within the meaning of the provisions of the Internal Revenue Code governing reorganizations. Except with respect to the treatment of interest (possibly including the make whole payment), if the conversion of notes constitutes a recapitalization, a U.S. Holder generally: (a) would recognize gain (but not loss) in an amount equal to the lesser of

(i) the excess (if any) of (A) the amount of cash (other than cash received in lieu of fractional shares of our common stock) and the fair market value of our common stock (including fractional shares) received in the exchange over (B) the U.S. Holder’s adjusted tax basis in the notes; and

(ii) the amount of cash received in the exchange (other than cash received in lieu of fractional shares) and, possibly, the value of common stock received in the exchange that we elect to pay in lieu of the cash amount that such Holder would otherwise receive;

      (b) with respect to cash received in lieu of a fractional share of our common stock, would be treated as if the fractional share were received pursuant to the conversion and as if the fractional share were redeemed by us for cash (a Holder of a note who receives cash in lieu of the fractional share generally would recognize gain or loss in an amount equal to the difference between (i) the amount of cash received in lieu of the fractional share and (ii) the portion of the U.S. Holder’s adjusted tax basis in its notes that is allocated to the fractional share); (c) would have an aggregate tax basis in the common stock received in the conversion equal to the aggregate tax basis of the notes converted, decreased by the aggregate amount of cash (other than cash in lieu of fractional shares) received upon conversion and, possibly, the value of stock received in lieu of a cash amount, and increased by the aggregate amount of gain (if any) recognized upon conversion (other than with respect to gain or loss realized as a result of cash received in lieu of fractional shares); and (d) would have a holding period for such common stock received that includes the period during which the U.S. Holder held the notes. Gain or loss recognized generally will be long-term capital gain or loss if the U.S. Holder has held the notes as capital assets for more than one year.

      Possible treatment of conversion of notes as a single transaction treated as a fully taxable exchange. Except with respect to the treatment of interest (possibly including the make whole payment), if the conversion of notes is a fully taxable exchange, a U.S. Holder generally: (a) would recognize capital gain or loss (which will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the notes exceeds one year) on the conversion of notes equal to the difference between (i) the cash and the fair market value of our common stock received and (ii) the U.S. Holder’s adjusted tax basis in the notes; (b) would have a tax basis in the common stock equal to the fair market value of such stock; and (c) would have a holding period for such common stock that begins on the day after the date of the conversion. Any amounts treated as attributable to interest on the notes (and not previously included in income) will be includable as ordinary income for U.S. federal income tax purposes.

      Possible treatment of conversion of notes as part conversion and part redemption. The conversion of a note may be treated as in part a conversion into stock and in part a payment in redemption of the note. In that event, a U.S. Holder would not recognize any income, gain or loss with respect to the portion of the note considered to be converted into stock, except (i) with respect to any cash received in lieu of a fractional share of stock and (ii) to the extent, if any, of any amounts treated as attributable to accrued interest on the notes, which would be includable as ordinary income for U.S. federal income tax purposes (to the extent not previously included in income). For this purpose, the stock into which a note is, in part, deemed to be converted would likely be considered not to include any stock that we elect to issue to U.S. Holders in lieu of the cash amount. If a U.S. Holder receives cash in lieu of a fractional share of stock, such Holder would be treated as if such Holder received the fractional share and then redeemed it for cash. A U.S. Holder’s adjusted tax basis in such stock received upon conversion of the notes generally would be equal to the allocable portion of the adjusted tax basis in the note (less the basis allocable to any fractional share for which the Holder receives cash), and increased to the extent of any interest inclusion (to the extent not previously included in income). A U.S. Holder’s holding period for such common stock generally would include the period during which such Holder held the note.

      If the conversion of a note is treated as in part a conversion into stock and in part a payment in redemption of the note, the cash received (or stock that we elect to issue in lieu of the cash amount) with respect to the portion of the note considered to be redeemed may be treated as received in a redemption of such portion. In that event, a U.S. Holder would generally recognize gain or loss equal to the difference between the amount of cash (or potentially the value of our common stock received in lieu of the cash amount) received (less any portion of such amount attributable to interest (possibly including the make whole payment) not previously taken into account) and the U.S. Holder’s adjusted tax basis allocable to such portion of the notes exchanged therefor.

      With respect to our election to use our common stock to pay the cash amount, U.S. Holders must consult with their tax advisors to determine whether there are any circumstances in which a U.S. Holder could take the position that the receipt of such common stock upon conversion is a nonrecognition event for U.S. federal income tax purposes, including possible treatment as part of a recapitalization (as discussed below). However, U.S. Holders should not expect that they may treat such stock in the same manner as they may potentially treat the other common stock that they would receive upon conversion.

Dividends

      If, after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s basis in its common stock. Any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of any dividends received.

      The terms of the notes allow for changes in the conversion rate of the notes in certain circumstances. A change in conversion rate that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion rate is adjusted to compensate noteholders for distributions of cash or property to our stockholders. Not all changes in conversion rate that allow noteholders to receive more stock on conversion, however, increase the noteholders’ proportionate interests in the company. For instance, a change in conversion rate could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion rate would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

Sale of Common Stock

      A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year.

Special Tax Rules Applicable to Non-U.S. Holders

Taxation of Interest

      Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30 percent, collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

•	owns, directly or indirectly, at least 10 percent of our voting stock; or

•	is a “controlled foreign corporation” that is related to us.

      In general, a foreign corporation is a controlled foreign corporation if more than 50 percent of its stock is owned, directly or indirectly, by one or more U.S. persons that each owns, directly or indirectly, at least 10 percent of the corporation’s voting stock.

      Even if the portfolio interest exception does not apply, payments of interest to a nonresident person or entity might not be subject to withholding tax, or might be subject to withholding tax at a reduced rate under the terms of a tax treaty between the United States and the non-U.S. Holder’s country of residence. To the extent the make-whole payment is properly characterized as interest, the above rules would apply.

      The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership, the certification requirements generally apply to the partners rather than the partnership.

Sale, Exchange or Redemption of Notes

      Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business;

•	the Non-U.S. Holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act (“FIRPTA”) (described below) treat the gain as effectively connected with a U.S. trade or business.

      The FIRPTA rules may apply to a sale, exchange or other disposition of notes if we are, or were within five years before the transaction, a “U.S. real property holding corporation” (“USRPHC”). In general, we would be a USRPHC if interests in U.S. real estate comprised more than 50% of our real estate and business assets. We do not believe that we are a USRPHC or that we will become one in the future.

Conversion of the Notes

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon converting a note into common stock and cash. To the extent, however, that a Non-U.S. Holder would be subject to U.S. federal income tax upon sale, exchange or redemption of a note as discussed immediately above, gain recognized upon the conversion of a note into common stock and cash would also be subject to U.S. federal income tax.

Dividends

      Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. Some of the common means of meeting this requirement are described above under “Special Tax Rules Applicable to Non-U.S. Holders — Taxation of Interest.”

Sale of Common Stock

      Non-U.S. Holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to exceptions, some of which are described under “Special Tax Rules Applicable to Non-U.S. Holders — Sale, Exchange or Redemption of Notes.”

Income or Gains Effectively Connected With a U.S. Trade or Business

      The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange or other disposition of the notes or stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain would be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30 percent, although an applicable tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

      The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under “Special Tax Rules Applicable to Non-U.S. Holders — Taxation of Interest.” Because we are a U.S. corporation, our common stock will be U.S. situs property, and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

      The Internal Revenue Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

      Payments of interest or dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number.

      The information reporting and backup withholding rules do not apply to payments that are subject to the 30 percent withholding tax on dividends or interest paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments to Non-U.S. Holders of dividends on common stock, or interest on notes, will generally not be subject to information reporting or backup withholding. To avoid backup withholding, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under “Special Rules Applicable to Non-U.S. Holders — Taxation of Interest.”

      Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

      Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

      Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

      The preceding discussion of U.S. federal income tax consequences is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local, and foreign tax consequences of purchasing, holding, and disposing of our notes or common stock, including the consequences of any proposed change in applicable laws.

SELLING SECURITYHOLDERS

      We originally issued the notes in a private placement in June 2003. The notes were subsequently resold to purchasers, including the selling securityholders listed below, in transactions exempt from registration. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

      The following table contains information as of September 4, 2003 with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.

	Principal
	Amount		Number
	at Maturity		of Shares
	of Notes		of Common
	Beneficially	Percentage	Stock That	Percentage of
	Owned That	of Notes	May Be	Common Stock
Name	May Be Sold	Outstanding	Sold(1)	Outstanding(2)

A/ G DKR SoundShore Holding Ltd.	22,049,000	3.7%	1,216,487	1.0%
A/ G DKR SoundShore Opportunity Holding Fund Ltd.	14,473,000	2.4%	798,504	*
A/ G DKR SoundShore Strategic Holding Fund Ltd.	8,228,000	1.4%	453,955	*
Akela Capital Master Fund, LTD.	15,000,000	2.5%	827,580	*
Alta Partners Holdings LDC	52,000,000	8.7%	2,868,944	2.4%
American AAdvantage Funds, c/o Calamos Asset Management, Inc.	385,000	*	21,241	*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	7,500,000	1.3%	413,790	*
Argent Classic Convertible Arbitrage Fund L.P.	3,700,000	*	204,136	*
Argent LowLev Convertible Arbitrage Fund LLC	1,100,000	*	60,689	*
Argent LowLev Convertible Arbitrage Fund Ltd.	5,200,000	*	286,894	*
Aristeia Trading LLC	3,420,000	*	188,688	*
Aristeia International Limited	14,580,000	2.4%	804,407	*
Arkansas PERS	1,045,000	*	57,654	*
Arkansas Teachers Retirement	3,275,000	*	180,688	*
Associated Electric & Gas Insurance Services Limited	400,000	*	22,068	*
Attorney’s Title Insurance Fund	105,000	*	5,793	*
Aventis Pension Master Trust	270,000	*	14,896	*
Banc of America Securities LLC	8,500,000	1.4%	468,962	*
Baptist Health of South Florida	472,000	*	26,041	*
B.G.I. Global Investors c/o Forest Investment Management LLC	666,000	*	36,744	*
BNP Paribas Equity Strategies, SNC	5,948,000	1.0%	328,163	*
Boilermaker — Blacksmith Pension Trust	1,450,000	*	79,999	*
Boilermakers Blacksmith Pension Trust	1,300,000	*	71,723	*
CALAMOS® Convertible Fund —
CALAMOS® Investment Trust	14,000,000	2.3%	772,408	*
CALAMOS® Convertible Growth and Income Fund — CALAMOS® Investment Trust	16,000,000	2.7%	882,752	*
CALAMOS® Convertible Portfolio —
CALAMOS® Advisors Trust	180,000	*	9,930	*
CALAMOS® Global Convertible Fund —
CALAMOS® Investment Trust	500,000	*	27,586	*
CEMEX Pension Plan	130,000	*	7,172	*
City of Knoxville Pension System	310,000	*	17,103	*
Clinton Multistrategy Master Fund, Ltd.	9,485,000	1.6%	523,306	*
Clinton Riverside Convertible Portfolio Limited	14,015,000	2.3%	773,235	*

	Principal
	Amount		Number
	at Maturity		of Shares
	of Notes		of Common
	Beneficially	Percentage	Stock That	Percentage of
	Owned That	of Notes	May Be	Common Stock
Name	May Be Sold	Outstanding	Sold(1)	Outstanding(2)

CooperNeff Convertible Strategies (Cayman) Master Fund LP	5,864,000	1.0%	323,528	*
Coastal Convertibles Ltd	1,000,000	*	55,172	*
DBAG London(5)	14,350,000	2.4%	791,718	*
Delaware PERS	1,485,000	*	81,930	*
Delta Airlines Master Trust	1,500,000	*	82,758	*
Delta Airlines Master Trust	610,000	*	33,654	*
Delta Pilots Disability and Survivorship Trust	430,000	*	23,723	*
Deutsche Bank Securities Inc.	10,500,000	1.8%	579,306	*
Dorinco Reinsurance Company	815,000	*	44,965	*
Duke Endowment	260,000	*	14,344	*
Engineers Joint Pension Fund	310,000	*	17,103	*
Forest Fulcrum Fund LLP	2,630,000	*	145,102	*
Forest Global Convertible Fund Series A-5	7,278,000	1.2%	401,541	*
Forest Multi-Strategy Master Fund SPC, on behalf of Series F, Multi-Strategy Segregated Portfolio	1,271,000	*	70,124	*
Froley Revy Investment Convertible Security Fund	155,000	*	8,551	*
Grace Brothers, LTD(5)	2,000,000	*	110,344	*
Grace Convertible Arbitrage Fund, LTD(5)	7,500,000	1.3%	413,790	*
HFR TQA Master Trust, c/o TQA Investors, LLC	450,000	*	24,827	*
Highbridge International LLC	20,000,000	3.3%	1,103,440	*
HSBC Trustee, Zola Managed Trust	1,000,000	*	55,172	*
ICI American Holdings Trust	340,000	*	18,758	*
ING Convertible Fund	1,000,000	*	55,172	*
ING VP Convertible Portfolio	20,000	*	1,103	*
Innovest Finanzdienstle	1,350,000	*	74,482	*
JMG Capital Partners, LP	30,187,000	5.0%	1,665,477	1.4%
JMG Triton Offshore Fund, Ltd.	79,063,000	13.2%	4,362,063	3.6%
JP Morgan Securities Inc.	35,000,000	5.8%	1,931,020	1.6%
Kettering Medical Center Funded Depreciation Account	80,000	*	4,413	*
Knoxville Utilities Board Retirement System	140,000	*	7,724	*
LLT Limited	630,000	*	34,758	*
LDG Limited	300,000	*	16,551	*
Louisiana Workers’ Compensation Corporation	370,000	*	20,413	*
Lyxor/ Convertible Arbitrage Fund, Limited	364,000	*	20,082	*
Lyxor Master Fund	1,300,000	*	71,723	*
Lyxor Master Fund c/o Forest Investment Management LLC	3,564,000	*	196,633	*
Lyxor Master Fund, c/o Zola Capital Management	900,000	*	49,654	*
Macomb County Employees’ Retirement System	310,000	*	17,103	*
Mellon HBV Convertible Arbitrage Fund LP	250,000	*	13,793	*
Morgan Stanley Convertible Securities Trust (5)	1,000,000	*	55,172	*
Nicholas Applegate Capital Management Convertible Mutual Fund	645,000	*	35,585	*
Nicholas Applegate Capital Management Convertible 9 Income Fund	500,000	*	27,586	*
Nuveen Preferred & Convertible Income Fund	6,545,000	1.1%	361,100	*

	Principal
	Amount		Number
	at Maturity		of Shares
	of Notes		of Common
	Beneficially	Percentage	Stock That	Percentage of
	Owned That	of Notes	May Be	Common Stock
Name	May Be Sold	Outstanding	Sold(1)	Outstanding(2)

Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union	670,000	*	36,965	*
Prisma Foundation	88,000	*	4,855	*
Prudential Insurance Co of America	85,000	*	4,689	*
RBC Alternative Assets LP c/o Forest Investment Management LLC	407,000	*	22,455	*
Relay 11 Holdings c/o Forest Investment Management LLC	332,000	*	18,317	*
Salomon Brothers Asset Management, Inc.	70,500,000	11.8%	3,889,626	3.2%
San Diego City Retirement	675,000	*	37,241	*
San Diego County Convertible	1,450,000	*	79,999	*
SCI Endowment Care Common Trust Fund — First Union	37,000	*	2,041	*
SCI Endowment Care Common Trust Fund — National Fiduciary Services	200,000	*	11,034	*
SCI Endowment Care Common Trust Fund — Suntrust	80,000	*	4,413	*
SEI Private Trust Company	650,000	*	35,861	*
Silverback Master, LTD	20,000,000	3.3%	1,103,440	*
Singlehedge US Convertible Arbitrage Fund	984,000	*	54,289	*
Southern Farm Bureau Life Insurance	775,000	*	42,758	*
Sphinx Convertible Arbitrage c/o Forest Investment Management LLC	166,000	*	9,159	*
Sphinx Fund, c/o TQA Investors, LLC	75,000	*	4,137	*
SPT	1,800,000	*	99,309	*
State of Oregon/ Equity	4,675,000	*	257,929	*
Sturgeon Limited	840,000	*	46,344	*
Syngenta AG	250,000	*	13,793	*
The California Wellness Foundation	425,000	*	23,448	*
The Dow Chemical Company Employees’ Retirement Plan	2,800,000	*	154,481	*
The Fondren Foundation	155,000	*	8,551	*
The Northwestern Mutual Life Insurance Company — General Account(5)	3,000,000	*	165,516	*
The Northwestern Mutual Life Insurance Company — Group Annuity Separate Account(5)	250,000	*	13,793	*
TQA Master Plus Fund, LTD c/o TQA Investors, LLC	3,262,500	*	179,971	*
TQA Master Fund, LTD	2,362,500	*	130,316	*
UBS O’Connor LLC F/B/O O’Connor Global Arbitrage Master Ltd.	6,500,000	1.1%	358,618	*
Union Carbide Retirement Account	1,250,000	*	68,965	*
United Food and Commercial Workers Local 1262 and Employers Pension Fund	650,000	*	35,861	*
Univar USA Inc. Retirement Plan	320,000	*	17,655	*
Univest Convertible Arbitrage Fund Ltd., c/o Forest Management LLC	249,000	*	13,738	*
US Bancorp Piper Jaffray	40,000,000	6.7%	2,206,880	1.8%
Wake Forest University	445,000	*	24,551	*

	Principal
	Amount		Number
	at Maturity		of Shares
	of Notes		of Common
	Beneficially	Percentage	Stock That	Percentage of
	Owned That	of Notes	May Be	Common Stock
Name	May Be Sold	Outstanding	Sold(1)	Outstanding(2)

Wyoming State Treasurer	700,000	*	38,620	*
Xavex-Convertible Arbitrage 4 Fund c/o Forest Investment Management LLC	263,000	*	14,510	*
Xavex Convertible Arbitrage 2 Fund	500,000	*	27,586	*
Xavex Convertible Arbitrage 7 Fund, c/o TQA Investors, LLC	300,000	*	16,551	*
Xavex Convertible Arbitrage 10 Fund	800,000	*	44,137	*
Zazove Convertible Arbitrage Fund, L.P.	2,000,000	*	110,344	*
Zazove Hedge Convertible Fund, L.P.	1,000,000	*	55,172	*
Zazove Income Fund, L.P.	1,000,000	*	55,172	*
Zeneca Holdings Trust	370,000	*	20,413	*
Zurich Institutional Benchmarks Master Fund Ltd., c/o Zazove Associates LLC	1,000,000	*	55,172	*
Zurich Institutional Benchmarks Master Fund, Ltd., c/o TQA Investors, LLC	750,000	*	41,379	*
Zurich Institutional Benchmark Master Fund LTD, c/o Argent Management Company, LLC	500,000	*	27,586	*
Zurich Master Hedge Fund c/o Forest Investment Management LLC	1,044,000	*	57,599	*
Any other holder of notes or future transferee, pledgee, donee or successor of any holder (3)(4)

*	Less than 1%.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of approximately 55.172 shares of our common stock for each $1,000 principal amount of notes and that we pay the $300 in cash rather than stock. However, this conversion rate will be subject to adjustment as described under “Description of Notes — Conversion of the Notes.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 118,601,920 shares of common stock outstanding as of September 2, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	Information about other selling security holders will be set forth in prospectus supplements, if required.

(4)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(5)	Affiliate of a broker-dealer.

      We prepared this table based on the information supplied to us by the selling securityholders named in the table.

      The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements.

      Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

      We will not receive any of the proceeds of the sale of the notes or the common stock issued upon conversion of the notes offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders;

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the common stock.

      The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

      If the notes and the underlying common stock is sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

      The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

      These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      In connection with sales of the notes and the underlying common stock, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

      Our common stock is listed on the New York Stock Exchange under the symbol “CY.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through the Nasdaq National Market. Accordingly, we cannot assure that the notes will be liquid or that any trading market for the notes will develop.

      There can be no assurance that any selling securityholder will sell any or all of the notes and the underlying common stock pursuant to this prospectus. In addition, any notes and the underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

      Any selling securityholder who is a “broker-dealer” will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act. To our knowledge, U.S. Bancorp Piper Jaffray, Deutsche Bank Securities Inc. and Forest Fulcrum Fund LLP are the only selling securityholders who are registered broker-dealers and, as such, they are underwriters of the notes and the underlying common stock within the meaning of the Securities Act. Other than the performance of investment banking, commercial banking, advisory and other commercial services for us in the ordinary course of business, we do not have a material relationship with any of these broker-dealers and none of these broker-dealers has the right to designate or nominate a member or members of or board directors. Other than with respect to U.S. Bancorp Piper Jaffray, one of the initial purchasers, these securityholders purchased their notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market making or stabilizing transactions involving the purchase or distribution of these securities by these securityholders. To our knowledge, none of the selling securityholders who are affiliates of broker-dealers purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreement or understanding, directly or indirectly, with any person to distribute the securities.

      Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

      The validity of the securities offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 29, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports and other information with the SEC. Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-0330. Such material may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following table sets forth the expenses, other than any underwriting discount and commissions, in connection with the issuance and distribution of the securities being registered, inclusive of expenses associated with the prior private placement of the notes. All amounts indicated are estimates (other than the registration fee):

Registration fee	$48,540
Accounting fees and expenses	100,000
Trustees fees and expenses	5,000
Printing	60,000
Legal fees and expenses of the registrant	240,000
Miscellaneous	20,000

Total	$473,540

Item 15.     Indemnification of Directors and Officers

      Article 10 of the Registrant’s Second Restated Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, as the same now exists or may hereafter be amended, a director shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director and that the Registrant is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and other agents of the Registrant in excess of the indemnification and advancement otherwise permitted by Section 145 of the Delaware General Corporation Law, subject only to statutory and non-statutory limits created by applicable Delaware law with respect to actions for breach of duty to a corporation, its stockholders and others. The Delaware General Corporation Law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

      Article VI of the Registrant’s By-laws provides that the Registrant (i) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, and (ii) may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he is or was an employee or agent of the Registrant, or is or was serving at the request of the Registrant as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The By-laws provide that the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

      Article VI of the Registrant’s By-laws also provides that the Registrant (i) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, and (ii) may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor by reason of the fact that he is or was an employee or agent of the Registrant, or is or was serving at the request of the Registrant as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

      The Registrant’s By-laws also provide that, to the extent that a director or officer of the Registrant has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith and to the extent that an employee or agent of the Registrant has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he may be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

      The Registrant’s By-laws also permit the Registrant to secure insurance on behalf of any officer, director, employee or agent of the Registrant for any liability arising out of his or her actions in such capacity, regardless of whether the By-laws would permit indemnification. The Registrant currently maintains liability insurance for its officers and directors.

Item 16.	Exhibits

      The following exhibits are filed herewith:

Exhibit
Number	Exhibit Title

4.1	Indenture, dated as of June 3, 2003, between the Registrant and U.S. Bank National Association.*
4.2	Form of Note (included in Exhibit 4.1).*
4.3	Registration Rights Agreement, dated June 3, 2003, between the Registrant and the initial purchasers named therein.*
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.*
12.1	Computation of Ratio of Earnings to Fixed Charges.*
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).*
24.1	Power of Attorney of certain directors and officers of Cypress Semiconductor Corporation.*
25.1	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.*

(*)	Filed previously.

Item 17.	Undertakings

      1.     The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in clauses (i) and (ii) above shall not apply if the information required to be included in a post-effective amendment by these clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      2.     The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3.     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      4.     The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on September 5, 2003.

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ EMMANUEL T. HERNANDEZ

Emmanuel T. Hernandez
Executive Vice President,
Finance and Administration and
Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name		Title	Date

* T.J. Rodgers		President, Chief Executive Officer and Director (Principal Executive Officer)	September 5, 2003

/s/ EMMANUEL T. HERNANDEZ Emmanuel T. Hernandez		Executive Vice President, Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)	September 5, 2003

* W. Steve Albrecht		Director	September 5, 2003

* Eric A. Benhamou		Director	September 5, 2003

* Fred B. Bialek		Director	September 5, 2003

* John C. Lewis		Director	September 5, 2003

James R. Long		Director

* Alan F. Shugart		Director	September 5, 2003

*By:	/s/ EMMANUEL T. HERNANDEZ Emmanuel T. Hernandez Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Exhibit Title

4.1	Indenture, dated as of June 3, 2003, between the Registrant and U.S. Bank National Association.*
4.2	Form of Note (included in Exhibit 4.1).*
4.3	Registration Rights Agreement, dated June 3, 2003, between the Registrant and the initial purchasers named therein.*
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.*
12.1	Computation of Ratio of Earnings to Fixed Charges.*
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).*
24.1	Power of Attorney of certain directors and officers of Cypress Semiconductor Corporation.*
25.1	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939.*

(*)	Filed previously.